Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
August 10, 2022
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 (the “Q2 2022 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2021 Annual Financial Statements, and the Q2 2022 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Pan American’s significant accounting policies are set out in Note 3 of the 2021 Annual Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “cash mine operating earnings”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “cash mine operating earnings”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q2 2022 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q2 2022 HIGHLIGHTS

Operations
Dolores Update
Management identified the following impairment indicators at the Dolores Mine as part of our quarterly review of impairment indicators:
i.Year-to-date 2022 silver and gold production being less than that expected, driven by lower grades in Phase 9B of the open pit. The exploration drilling originally conducted for Phase 9B of the open pit had some high-grade intercepts that were to be mined during the first half of 2022. These high grades were not fully realized during mining. Management now believes that these high-grade intercepts contributed to a localized overestimation of the contained ounces within Phase 9B. The updated mineral resource and production plan for the life of mine adjusts for this overestimation on the remainder of Phase 9B;
ii.inflationary pressures, which have particularly affected this shorter-life asset where most of the mining will be completed in the next two years;
iii.the suspension of underground mining operations in Q2 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and,
iv.a reduction in the expected duration of economic leaching to the year 2030.
These factors resulted in an impairment to the mineral property, plant and equipment, as well as a net realizable value ("NRV") inventory adjustment, largely related to the heap inventory.
i.a pre-tax impairment charge of $99.1 million; and,
ii.an NRV adjustment of $55.4 million.
Considering the shortfall in grades from Phase 9B, and while Phase 10 production is thus far according to expectations, the Company reaffirms its original annual forecast for silver and gold production but expects to come in at the low end of the 2022 operating outlook. Further, the Company now expects the Gold Segment AISC to exceed the high end of the 2022 operating outlook, as shown in the "2022 Annual Operating Outlook" section of this MD&A.
Silver production of 4.54 million ounces
Consolidated silver production for Q2 2022 of 4.54 million ounces was comparable with the 4.48 million ounces produced in the three months ended June 30, 2021 ("Q2 2021"), primarily reflecting higher production at La Colorada and San Vicente in Q2 2022 offset by Morococha being placed on care and maintenance in February 2022. The production variances for each of Pan American's mines are further described in the "Individual Mine Performance" section of this MD&A.
Gold production of 128.3 thousand ounces
Consolidated gold production for Q2 2022 of 128.3 thousand ounces was 10% lower than the 142.3 thousand ounces produced in Q2 2021, primarily reflecting lower production at Dolores, La Arena, and Manantial Espejo, which was partially offset by higher production at Shahuindo and Timmins, as further described in the "Individual Mine Performance" section of this MD&A.
Base metal production
Zinc, lead and copper ("base metal") production in Q2 2022 of 9.0 thousand tonnes, 4.6 thousand tonnes, and 1.3 thousand tonnes, respectively, was lower than Q2 2021, primarily as a result of Morococha being placed on care and maintenance in late February 2022.
The Company reaffirms its 2022 original annual forecast for zinc, lead and copper production, as presented in the Company's 2021 Annual MD&A dated February 23, 2022.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Financial
Cash Flow, liquidity and working capital position
Cash flow from operations: in Q2 2022 totaled $20.8 million, $66.3 million less than the $87.1 million generated in Q2 2021. The decrease was primarily driven by:
i.a $58.9 million decrease in cash mine operating earnings(1) due to lower gold grades and sequencing into higher waste-to-ore zones at the Company's three open pit mines, which impacted margins, as well as inflationary pressures across the asset portfolio; and,
ii.a $21.4 million increase in income tax cash payments due to timing of payments at Dolores and Huaron, which incurred final adjustments on filed 2021 tax returns and associated catch-up in installments.
These factors were partially offset by a $17.5 million decrease in cash used in working capital changes, as further described in the statement of cash flows analysis included in the "Overview of Q2 2022 Financial Results" section of this MD&A.
As at June 30, 2022, the Company had working capital of $513.9 million, inclusive of cash and short-term investment balances of $241.3 million; a long-term investment in Maverix Metals Inc. ("Maverix") of $112.5 million; and $500.0 million available under its Sustainability-Linked Credit Facility. Total debt of $63.2 million was related to lease liabilities and construction loans.
Revenue and net income
Revenue in Q2 2022 of $340.5 million was 11% lower than in Q2 2021 as a result of lower quantities of metal sold, negative settlement adjustments on open concentrate shipments which reduced revenue by $9.3 million as a result of the decline in metal prices late in June 2022, and lower silver prices. The decrease in quantities sold was largely from lower gold production, due to lower grades, and lower base metals production from the cessation of mining at Morococha.
Net loss of $173.6 million ($0.83 basic loss per share) was recorded for Q2 2022, compared with net earnings of $71.2 million ($0.34 basic earnings per share) in Q2 2021. The $244.9 million quarter-over-quarter decrease is mainly due to:
i.a $99.1 million impairment charge to the Dolores mine assets as described in the "Dolores Update" section above.
ii.a $134.7 million decrease in mine operating earnings from the previously described lower revenue and higher production costs, as well as increased depreciation. Included in higher production costs is a $70.0 million negative variation in quarter-over-quarter NRV inventory adjustments, largely related to a write-down of inventory on the heap as part of the new life of mine update for Dolores;
iii.an $18.3 million negative investment loss variance, reflecting a Q2 2022 loss of $7.7 million compared with income of $10.6 million in Q2 2021, primarily due to the fair value mark-to-market adjustments on short-term investments in equity securities, largely New Pacific Metals Corp.; and,
iv.a $10.9 million negative variance from lower gains and income from associates, lower gains on sale of mineral properties, plant and equipment, and higher foreign exchange losses.
These factors were partially offset by a $22.7 million decrease in income tax expense, primarily due to the quarter-over-quarter decrease in income before tax of $267.6 million.
See the "Overview of Q2 2022 Financial Results" section of this MD&A for further information.
Adjusted loss(1) of $6.5 million ($0.03 loss per share) was recorded in Q2 2022, compared to the Q2 2021 adjusted earnings of $46.6 million ($0.22 earnings per share).

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cash Costs(1)
During Q2 2022, all operations were negatively impacted by inflationary pressures, particularly from increased diesel prices and certain consumables, including cyanide, explosives, and steel products (such as grinding media), as well as supply-chain shortages. Further, we are experiencing cost increases in services and other supplies indirectly due to the inflationary impact of consumables on their input costs, particularly diesel. These challenges are collectively referred to as "Inflationary and Supply Chain Cost Increases" throughout the report.
Despite the Inflationary and Supply Chain Cost Increases described above, Silver Segment Cash Costs per ounce in Q2 2022 of $12.10 were $0.61 lower than the $12.71 in Q2 2021. The decrease in quarter-over-quarter Cash Costs is driven primarily by San Vicente due to improved silver grades and zinc by-product credits from mine sequencing, partially offset by lower zinc sales at La Colorada in Q2 2022 relative to Q2 2021 largely from prior period sales benefiting from the reduction in zinc concentrate stockpiles built-up in Q1 2021 from transportation delays.
Gold Segment Cash Costs per ounce in Q2 2022 were $1,132, $275 higher than in Q2 2021, reflecting increases at all Gold Segment mines, except Timmins, largely driven by: lower mined grades due to mine sequencing at Shahuindo and La Arena, the Dolores grade reconciliation shortfall to Phase 9B previously noted, and the previously described Inflationary and Supply Chain Cost Increases.
The Company reaffirms its 2022 operating outlook for silver and gold segment Cash Costs, as further described in the "2022 Annual Operating Outlook" section of this MD&A.
All-In Sustaining Costs (“AISC”)(1)
Silver Segment AISC for Q2 2022 of $17.30 per ounce were $0.94 higher than Q2 2021. The increase primarily reflects negative NRV inventory adjustments at Manantial Espejo, which led to a $2.27 per ounce increase in quarter-over-quarter Silver Segment AISC. This increase was only partially offset by the previously described factors decreasing Cash Costs, and a $0.54 per ounce decrease in sustaining capital from a higher amount of ounces sold.
Gold Segment AISC for Q2 2022 of $2,051 per ounce were $888 higher than Q2 2021. This largely reflects the impact of $57.7 million in NRV adjustments at Dolores previously described, which led to a $547 per ounce increase in quarter-over-quarter Gold Segment AISC. Gold Segment AISC excluding NRV adjustments was $1,540, impacted by the same factors affecting Cash Costs described above and higher sustaining capital.
The Company reaffirms its 2022 operating outlook for Silver Segment AISC, but is increasing its Gold Segment AISC guidance to between $1,400 and $1,550 per ounce (exclusive of NRV inventory adjustments), as a result of increased capital spending at the open pit mines in Peru and the grade reconciliation shortfalls at Dolores. The increase in Gold Segment AISC and capital spending is further described in the "2022 Annual Operating Outlook" section of this MD&A.
(1) Adjusted earnings, Cash Costs, AISC and Cash Mine Operating Earnings are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2022 Financial Statements.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Pan American is committed to conducting its business in a responsible and sustainable manner. Our ESG values include: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
The following describes our progress during the first six months of 2022 relative to the 2022 ESG goals described in the “Goals and Performance” section of the Company’s 2021 Sustainability Report, which is available on the Company’s website at www.panamericansilver.com.
On the environmental front, we are on track to meet seven of our nine environmental goals with the following progress:

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
•no significant environmental incidents at our operations;
•Year-to-date reductions of 5% and 8% in water use and energy use, respectively, compared to the 2022 base case(1);
•Year-to-date reduction of 13% in GHG emissions compared to the 2022 base case(1), largely due to the Company's ability to procure a renewable energy source for 100% of the purchased electricity for our operations in Mexico; and,
•achieving our targets for post closure and reclamation activities and reduction in non-rock waste generation.
However, the waste recycling target is behind target and may not be achieved by year-end. We also do not expect to meet our biodiversity goal of 100 hectares of reforestation or revegetation across all our sites, mainly due to delays in defining areas for reclamation with local communities.
In Health and Safety, despite achieving better than targeted Lost Time Injury Frequency (LTIF) and Lost Time Injury Severity (LTIS) rates, we did not meet our most important goal of zero fatalities, as Huaron experienced one fatality during the first six months of 2022. Our focus continues to be on preventing workplace fatalities and injuries. We are currently in the process of designing and rolling out a Fatal Risk Management program.
We are on track to meet all our social goals and have not experienced any new significant social disputes at our operations during the first six months of 2022. We continue to expand our socio-economic programs and projects in the communities near our mines and have deployed close to $6 million of our community investment budget as of June 30, 2022. We are also on track with our Inclusion & Diversity initiatives, with approximately 80% of our workforce having completed the second module of our "Building Respect Together" program.
Progress on our governance goals is on plan with an Anti-Corruption training program for our employees and a supplier due diligence system for critical suppliers.
Additional details on our progress on the 2022 ESG Goals will be discussed during our third annual "ESG Investor Update Conference Call" on September 22, 2022, and will be further disclosed in the Company's 2022 Sustainability Report.
(1) The 2022 base case is our projected 2022 water use, energy use, GHG emissions, and waste generation, as calculated using our life of mine plans adjusted for annual production guidance.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and six months periods ended June 30, 2022 and 2021. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021	2022	2021	2022	2021
La Colorada	1,675	1,099	3,095	2,164	1.0	0.7	1.6	1.2
Huaron	882	903	1,780	1,787	0.2	0.3	0.4	0.6
Morococha(1)	—	568	324	1,089	—	0.3	0.1	0.4
San Vicente(2)	646	601	1,122	1,302	—	0.1	0.1	0.2
Manantial Espejo	693	635	1,595	1,333	5.2	8.1	11.3	14.0
Dolores	572	612	1,090	1,246	35.2	43.3	69.7	80.3
Shahuindo	59	54	125	119	31.6	30.3	65.8	59.8
La Arena	5	9	16	20	17.4	23.7	40.8	56.9
Timmins	4	4	8	8	37.8	35.6	69.5	66.6
Total	4,537	4,484	9,156	9,067	128.3	142.3	259.4	280.0
Total Payable Production(3)	4,255	4,143	8,567	8,413	127.9	141.6	258.3	278.5
(1)Morococha data represents Pan American's 92.3% interest in the mine's production. Morococha was placed on care and maintenance in February 2022.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Payable production reflects sellable metal after deducting commercial contract metal payable deductions.
Base Metal Production
The following table provides the Company’s base metal production for the three and six months ended June 30, 2022 and 2021:

	Base Metal Production
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Zinc – kt	9.0	12.4	19.2	25.4
Lead – kt	4.6	4.8	9.3	9.8
Copper – kt	1.3	2.1	3.1	4.1

	Base Metal Payable Production
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Zinc – kt	7.5	10.4	16.0	21.3
Lead – kt	4.3	4.5	8.7	9.2
Copper – kt	1.1	1.7	2.7	3.3
Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q2 2022 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three and six months ended June 30, 2022, as compared to the same periods in 2021:

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021	2022	2021	2022	2021
La Colorada	9.40	4.52	9.58	6.78	13.33	12.42	12.72	18.54
Huaron	4.73	5.11	1.71	3.63	9.53	9.47	6.43	6.98
Morococha	N/A	11.35	5.68	12.60	N/A	15.42	7.08	16.42
San Vicente	11.97	19.76	15.47	16.47	16.66	21.06	20.09	17.54
Manantial Espejo	22.57	25.30	18.95	22.50	30.61	24.47	24.41	24.45
Silver Segment Consolidated(2)	12.10	12.71	11.10	12.52	17.30	16.36	15.21	16.65
Silver Segment Consolidated (Excl. NRV Adjustments)	12.10	12.71	11.10	12.52	15.90	17.23	14.39	16.89
Dolores(3)	1,066	602	1,017	652	3,138	716	2,344	719
Shahuindo	1,032	762	970	756	1,333	1,160	1,237	975
La Arena	1,123	720	1,014	651	2,178	1,244	1,665	1,147
Timmins	1,288	1,352	1,352	1,322	1,556	1,676	1,626	1,621
Gold Segment Consolidated(2)	1,132	857	1,097	851	2,051	1,163	1,747	1,109
Gold Segment Consolidated (Excl. NRV Adjustments)	1,132	857	1,097	851	1,540	1,199	1,467	1,165
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q2 2022 Financial Statements.
(2)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(3)AISC excluding NRV Adjustments is $1,446 and $1,400 per ounce for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $821 and $910, respectively). NRV adjustments included in AISC increased costs by $1,692 and $944 for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $105 and $191, respectively, decrease in costs).

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Individual Mine Performance
An analysis of performance at each operation in Q2 2022 compared with Q2 2021 follows. The project capital amounts invested in Q2 2022 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	168.5	125.0	306.9	255.4
Tonnes milled – kt	168.8	127.4	307.3	260.9
Average silver grade – grams per tonne	338	298	343	287
Average zinc grade - %	1.93	2.51	1.89	2.24
Average lead grade - %	1.07	1.28	1.05	1.16
Production:
Silver – koz	1,675	1,099	3,095	2,164
Gold – koz	0.96	0.67	1.58	1.20
Zinc – kt	2.78	2.77	4.93	5.02
Lead – kt	1.51	1.38	2.70	2.55
Payable Production
Silver – koz	1,585	1,032	2,936	2,041
Gold – koz	0.82	0.55	1.33	0.97
Zinc – kt	2.36	2.35	4.19	4.27
Lead – kt	1.41	1.29	2.52	2.37
Cash Costs - $ per ounce(1)	9.40	4.52	9.58	6.78
Sustaining capital - $ thousands(2)	5,278	6,282	9,134	11,668
AISC - $ per ounce(1)	13.33	12.42	12.72	18.54
Payable silver sold - koz	1,374	879	2,994	1,104
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $17.4 million and $26.0 million of investing activity cash outflows for Q2 2022 and during the six months ended June 30, 2022 ("H1 2022"), respectively, (Q2 2021 and the six months ended June 30, 2021 ("H1 2021"): $8.1 million and $12.2 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2022 vs. Q2 2021
Production:
•Silver: 52% increase, largely from higher grades and throughput, both of which benefited from improved ventilation rates that allowed an increase in mining rates and access to high-grade zones. The refrigeration plant project began operating early in the third quarter of 2022 and will further benefit ventilation conditions in the mine going forward.
•By-products: 9% increase in lead production, as a result of higher throughput, partially offset by mine sequencing into lower base metal grade areas of the mine.
Cash Costs: increased by $4.88 per ounce, primarily driven by: (i) lower by-product credits per ounce due to the timing of sales in Q2 2021, which benefited from higher zinc concentrate sales relative to silver-rich lead concentrate sales as a result of the transportation delays in Q1 2021; (ii) a $4.7 million non-recurring production tax credit that was accrued in Q2 2021; and, (iii) Inflationary and Supply Chain Cost Increases. This was partially offset by lower smelting and refining charges and operating costs per ounce due to higher quantities of silver sold.
Sustaining Capital: capital cash outflows decreased relative to Q2 2021 due to the timing of payments with a build-up of payables on capital commitments made in the quarter. Capital commitments were higher in Q2 2022 than in the prior year due to increased spending on mine deepening, tailings storage facility expansion, improvements in

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
ventilation infrastructure, equipment replacements, lease payments for equipment, and near-mine exploration activities.
AISC: were $0.91 per ounce higher, as a result of the same factors that affected Cash Costs, partially offset by lower sustaining capital per ounce.
Huaron Operation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	238.2	238.3	476.0	474.0
Tonnes milled – kt	233.9	237.3	468.8	475.1
Average silver grade – grams per tonne	141	144	142	142
Average zinc grade - %	2.11	2.10	2.16	2.42
Average lead grade - %	1.51	1.15	1.46	1.22
Average copper grade - %	0.65	0.74	0.68	0.80
Production:
Silver – koz	882	903	1,780	1,787
Gold – koz	0.21	0.32	0.44	0.60
Zinc – kt	3.79	3.71	7.83	8.83
Lead – kt	2.89	2.01	5.47	4.31
Copper – kt	1.11	1.31	2.33	2.87
Payable Production:
Silver – koz	745	744	1,485	1,483
Gold – koz	0.06	0.06	0.11	0.08
Zinc – kt	3.11	3.04	6.44	7.26
Lead – kt	2.73	1.89	5.16	4.05
Copper – kt	1.03	1.05	2.13	2.29
Cash Costs - $ per ounce(1)	4.73	5.11	1.71	3.63
Sustaining capital - $ thousands	3,085	2,550	6,234	4,161
AISC-$ per ounce(1)	9.53	9.47	6.43	6.98
Payable silver sold – koz	684	617	1,404	1,325
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2022 vs. Q2 2021
Production:
•Silver: 2% lower, primarily from lower grades due to mine sequencing.
•By-products: lead and zinc production were 44% and 2% higher, respectively, while copper was 15% lower, all due to mine sequencing.
Cash Costs: decreased $0.38 per ounce, primarily from higher base metal prices and higher lead production, partially offset by Inflationary and Supply Chain Cost Increases and higher smelting and refining charges per ounce.
Sustaining Capital: was higher than Q2 2021 due to an increased spending on mine deepening and near-mine exploration. The balance of Q2 2022 capital spending related to equipment and facility leases, and tailings storage facility expansions.
AISC: comparable quarter-over-quarter as a result of the same factors that affected Cash Costs, offset by higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Dolores Operation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	1,236.1	2,896.5	2,768.7	5,830.6
Waste tonnes mined – kt	7,036.7	5,131.4	13,353.7	11,628.9
Tonnes placed – kt	1,989.7	1,962.4	3,991.9	3,822.3
Average silver grade – grams per tonne	15	15	15	17
Average gold grade – grams per tonne	0.55	1.16	0.59	1.11
Production:
Silver – koz	572	612	1,090	1,246
Gold – koz	35.2	43.3	69.7	80.3
Payable Production:
Silver – koz	571	611	1,088	1,244
Gold – koz	35.1	43.3	69.6	80.2
Cash Costs - $ per gold ounce(1)	1,066	602	1,017	652
Sustaining capital - $ thousands	11,575	8,335	25,928	17,255
AISC - $ per gold ounce(1)	3,138	716	2,344	719
Payable gold sold - koz	34.1	41.6	74.9	73.1
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales. Previously reported Cash Costs and AISC on a per silver ounce basis are disclosed in the Cash Costs and AISC section.
(2)AISC excluding NRV Adjustments is $1,446 and $1,400 per ounce for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $821 and $910, respectively). NRV adjustments included in AISC increased costs by $1,692 and $944 for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $105 and $191, respectively, decrease in costs).

Q2 2022 vs. Q2 2021
Production:
•Silver: 7% lower, largely from leaching in a constrained area of the leach pad, which limited primary leach cycle time, thereby reducing the ratio of recovered to stacked ounces in Q2 2022.
•Gold: 19% lower, primarily from mine sequencing into lower gold grade ores and the negative grade reconciliation related to Phase 9B of the open pit, partially offset by a higher ratio of gold ounces produced to ounces stacked given the reduction of gold grades from Q1 2022 to Q2 2022.
Cash Costs: increased $464 per ounce, primarily due to the grade reconciliation shortfall at Phase 9B, lower grades from mine sequencing, Inflationary and Supply Chain Cost Increases, and lower silver by-product credits.
Sustaining Capital: was higher than Q2 2021, primarily driven by greater capitalized waste mining, partially offset by decreased heap leach pad expansion expenses in Q2 2022.
AISC: increased $2,422 per ounce, primarily due to the impact of NRV inventory adjustments, the factors affecting quarter-over-quarter Cash Costs, and higher sustaining capital. The NRV inventory adjustments increased costs by $57.7 million, or $1,692 per ounce, in Q2 2022, as previously described, compared with a cost-reducing $4.4 million, or $105 per ounce, adjustment in Q2 2021.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo Operation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	3,771.5	3,690.9	6,983.0	6,832.6
Waste tonnes mined – kt	5,563.6	4,674.4	9,877.8	8,185.8
Tonnes placed – kt	3,709.5	2,834.2	7,036.7	5,640.6
Average silver grade – grams per tonne	4	6	5	6
Average gold grade – grams per tonne	0.40	0.56	0.41	0.51
Production:
Silver – koz	59	54	125	119
Gold – koz	31.6	30.3	65.8	59.8
Payable Production:
Silver – koz	58	54	124	118
Gold – koz	31.5	30.2	65.8	59.7
Cash Costs - $ per ounce(1)	1,032	762	970	756
Sustaining capital - $ thousands(2)	8,425	8,750	15,806	11,431
AISC - $ per ounce(1)	1,333	1,160	1,237	975
Payable gold sold - koz	30.1	22.7	64.0	54.4
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.1 million and $0.3 million of investing activity cash outflows for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $0.1 million and $0.3 million, respectively) related to lease payments for the crushing and agglomeration plant, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2022 vs. Q2 2021
Production:
•Gold: 4% higher, primarily from higher tonnes stacked due to improved ore blending availabilities between fine and coarse ore, partially offset by lower grades due to mine sequencing.
Cash Costs: were $270 per ounce higher, primarily due to higher operating costs per ounce from Inflationary and Supply Chain Cost Increases, lower gold grades, and higher waste-to-ore mining rates.
Sustaining Capital: comparable quarter-over-quarter, as higher Q2 2022 expenditures for engineering of a mine water treatment plant, waste dump preparation and mine equipment replacements were offset by lower expenditures for heap leach pad expansions.
AISC: were $173 per ounce higher, largely due to the same factors affecting Cash Costs, partially offset by lower sustaining capital per ounce due to timing of gold ounces sold.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
La Arena Operation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	2,224.7	2,062.9	4,259.7	4,103.7
Waste tonnes mined – kt	6,722.8	7,151.0	13,592.5	15,154.7
Tonnes placed – kt	2,224.7	2,062.9	4,259.7	4,103.7
Average silver grade – grams per tonne	0.67	0.69	0.61	0.66
Average gold grade – grams per tonne	0.33	0.41	0.33	0.40
Production:
Silver – koz	5	9	16	20
Gold – koz	17.4	23.7	40.8	56.9
Payable Production:
Silver – koz	5	9	16	20
Gold – koz	17.4	23.7	40.7	56.8
Cash Costs - $ per ounce(1)	1,123	720	1,014	651
Sustaining capital - $ thousands	13,943	12,507	26,901	27,226
AISC - $ per ounce(1)	2,178	1,244	1,665	1,147
Payable gold sold - koz	13.9	24.2	43.6	55.5
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2022 vs. Q2 2021
Production:
•Gold: 26% lower as a result of lower grades due to mine sequencing, as expected, and a decrease in the ratio of ounces recovered from the timing of contained ounces stacked.
Cash Costs: increased by $403 per ounce, primarily reflecting higher operating costs per ounce due to lower gold grades and Inflationary and Supply Chain Cost Increases.
Sustaining Capital: higher than Q2 2021, largely as a result of higher expenditures for waste storage facility preparation. Expenditures in Q2 2022 were comprised mainly of capitalized deferred stripping, waste storage facility preparation, and heap leach pad expansions.
AISC: increased by $934 per ounce, largely from the same factors affecting quarter-over-quarter Cash Costs, as well as higher sustaining capital per ounce. The increase in sustaining capital per ounce is impacted by the timing of ore production, which is back-end loaded in 2022, resulting in higher AISC during the deferred stripping phase of the annual mine plan.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Timmins Operation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ore tonnes mined – kt	416.0	417.0	831.7	814.1
Tonnes milled – kt	410.0	415.6	819.4	815.6
Average silver grade – grams per tonne	—	—	—	—
Average gold grade – grams per tonne	2.96	2.65	2.74	2.64
Production:
Silver – koz	4	4	8	8
Gold – koz	37.8	35.6	69.5	66.6
Payable Production:
Silver – koz	4	4	8	8
Gold – koz	37.7	35.6	69.5	66.5
Cash Costs - $ per ounce(1)	1,288	1,352	1,352	1,322
Sustaining capital - $ thousands(2)	9,269	9,623	19,193	17,845
AISC - $ per ounce(1)	1,556	1,676	1,626	1,621
Payable gold sold - koz	34.8	32.5	70.2	65.7
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.9 million and $1.3 million of investing activity cash outflows for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $3.7 million and $4.3 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2022 vs. Q2 2021
Production:
•Gold: 6% higher, largely from higher grades, partially offset by lower mill recoveries due to in-process inventory increases.
Cash Costs: decreased $64 per ounce, primarily as a result of the higher grades resulting in lower operating costs per ounce, as Inflationary and Supply Chain Cost Increases were offset by improved productivity with the implementation of enhanced ground control measures at Bell Creek.
Sustaining Capital: comparable quarter-over-quarter. Expenditures in both periods largely consisted of mine equipment replacements and refurbishments, tailings storage facility expansions, and near-mine exploration.
AISC: the $120 per ounce decrease reflects the same factors that affected Cash Costs, as well as lower sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Other Operations(1)

	Three months ended June 30, 2022			Three months ended June 30, 2021
	Morococha	San Vicente	Manantial Espejo	Morococha	San Vicente	Manantial Espejo
Tonnes milled – kt	—	84.8	168.5	154.1	85.0	171.3
Average silver grade – grams per tonne	—	258	142	128	239	136
Average gold grade – grams per tonne			1.13			1.63
Average zinc grade - %	—	3.49		3.20	2.45
Average lead grade - %	—	0.29		1.06	0.10
Average copper grade - %	—	0.22		0.49	0.28
Production:
Silver – koz	—	646	693	568	601	635
Gold – koz	—	0.03	5.21	0.27	0.09	8.14
Zinc – kt	—	2.43		4.22	1.69
Lead – kt	—	0.20		1.34	0.07
Copper – kt	—	0.16		0.55	0.19
Cash Costs - $ per ounce(2)	N/A	11.97	22.57	11.35	19.76	25.30
AISC - $ per ounce(2)	N/A	16.66	30.61	15.42	21.06	24.47

	Six months ended June 30, 2022			Six months ended June 30, 2021
	Morococha	San Vicente	Manantial Espejo	Morococha	San Vicente	Manantial Espejo
Tonnes milled – kt	100.5	159.9	303.3	303.3	174.0	328.5
Average silver grade – grams per tonne	112	241	183	125	252	146
Average gold grade – grams per tonne			1.32			1.47
Average zinc grade - %	3.12	2.87		3.04	2.52
Average lead grade - %	0.96	0.29		1.11	0.12
Average copper grade - %	0.60	0.22		0.44	0.26
Production:
Silver – koz	324	1,122	1,595	1,089	1,302	1,333
Gold – koz	0.15	0.05	11.27	0.43	0.17	14.02
Zinc – kt	2.67	3.77		7.94	3.65
Lead – kt	0.73	0.39		2.77	0.19
Copper – kt	0.47	0.28		0.92	0.36
Cash Costs - $ per ounce(2)	5.68	15.47	18.95	12.60	16.47	22.50
AISC - $ per ounce(2)	7.08	20.09	24.41	16.42	17.54	24.45
(1)Production figures reflect Pan American’s 92.3% share of Morococha and 95% share of San Vicente, unless otherwise noted. Morococha was placed on care and maintenance in February 2022.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2022 vs. Q2 2021
Morococha: the mine was placed on care and maintenance during Q1 2022 to complete the previously agreed closure of the Amistad processing plant while the Company evaluates strategic alternatives for the future of the operation.
San Vicente: silver and zinc grades improved during the quarter, leading to better cost performance in Q2 2022 relative to Q2 2021.
Manantial Espejo: the quarter-over-quarter silver production increase and gold production decrease is due to higher silver grade and lower gold grade ores processed, largely reflecting the contribution from the COSE mine during the quarter. The Company completed mining operations at COSE in April 2022, as anticipated and incorporated in the Company's 2022 guidance issued on February 23, 2022.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2022 ANNUAL OPERATING OUTLOOK

All 2022 forecast amounts in this section refer to the 2022 Original Operating Outlook, as provided in the Company's 2021 MD&A dated February 23, 2022, except as otherwise stated. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
Actual Relative to 2022 Original Operating Outlook:
The following table summarizes the metal production during H1 2022 compared to the 2022 Operating Outlook:

	2022 Original Operating Outlook	H1 2022 Actual
Silver – Moz	19.00 - 20.50	9.16
Gold – koz	550.0 - 605.0	259.4
Zinc – kt	35.0 - 40.0	19.2
Lead – kt	15.0 - 17.0	9.3
Copper – kt	5.5 - 6.5	3.1
Silver Segment Cash Costs	10.70 - 12.20	11.10
Silver Segment AISC	14.50 - 16.00	15.21
Gold Segment Cash Costs	970 - 1,070	1,097
Gold Segment AISC	1,240 - 1,365	1,747
2022 Original Operating Outlook for Silver & Gold Production:
Management provides the following breakdown for our 2022 Original Operating Outlook by quarter ("2022 Original Quarterly Expectations").

2022 Quarterly Operating Outlook
	Q1	Q2	Q3	Q4	FY 2022
Silver Production (million ounces)	4.49 - 4.87	4.69 - 5.07	4.89 - 5.27	4.94 - 5.30	19.00 - 20.50
Gold Production (thousand ounces)	133.0 - 146.4	124.9 - 137.7	135.2 - 148.8	157.0 - 172.2	550.0 - 605.0
Silver Segment Cash Costs (1)	11.10 - 12.75	11.20 - 12.80	10.55 - 12.00	9.80 - 11.30	10.70 - 12.20
Silver Segment AISC (1)	17.00 - 18.50	16.00 - 17.50	13.00 - 14.50	12.00 - 13.50	14.50 - 16.00
Gold Segment Cash Costs (1)	980 - 1,080	990 - 1,090	995 - 1,095	915 - 1,005	970 - 1,070
Gold Segment AISC (1)	1,365 - 1,465	1,390 - 1,490	1,240 - 1,340	1,025 - 1,115	1,240 - 1,365
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q2 2022 Financial Statements. The cash costs and AISC forecasts assume was prepared with the following assumptions: of $22.50/oz for silver, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, $9,200/tonne ($4.17/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
H1 2022 results were largely in line with our 2022 Original Quarterly Expectations, with most variances related to misses at Dolores as well as timing of capital spending and higher by-product prices.
Based on H1 2022 production results and the expected production for the remainder of the year, Management expects full-year 2022 production to be at the low end of the production guidance for 2022. The primary driver for this is production shortfalls at Dolores due to the negative grade reconciliation on Phase 9B of the open pit.
Based on H1 2022 Cash Costs and AISC results, Management reaffirms the 2022 Operating Outlook for Silver Segment Cash Costs and AISC.
Given the production shortfalls at Dolores noted above, Management anticipates to be on the high end of Gold Segment Cash Costs, as shown in the table above.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Given the impacts from the Dolores grade reconciliation shortfalls, global inflationary pressures and an increase in estimated consolidated sustaining capital spending, as described in the following section, Management is revising its full-year Gold Segment AISC, excluding NRV adjustments, to between $1,450 and $1,550 per ounce. The revised guidance for the second half and full-year 2022 is broken out by mine in the following table.

August 2022 Revised Operating Outlook Gold Segment AISC (1)
	H2 2022	FY 2022
Dolores	1,275 - 1,375	1,300 - 1,400
Shahuindo	1,400 - 1,500	1,325 - 1,425
La Arena	1,600 - 1,700	1,550 - 1,650
Timmins	1,450 - 1,550	1,615 - 1,695
Total	1,450 - 1,550	1,450 - 1,550
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q2 2022 Financial Statements. Gold Segment AISC guidance provided excluding NRV adjustments.
Capital Expenditures Relative to Forecast:
The following table summarizes the H1 2022 capital expenditures compared to the 2022 Operating Outlook, and provides the August 2022 Revised Operating Outlook:

	2022 Capital Expenditures ($ millions)
	2022 Operating Outlook	H1 2022 Actual	August 2022 Revised Operating Outlook
La Colorada	28.0 - 29.0	9.1	28.0 - 29.0
Huaron	16.0 - 19.0	6.2	16.0 - 19.0
Morococha	n/a	0.3	n/a
San Vicente	7.0 - 8.0	6.3	7.0 - 8.0
Manantial Espejo	2.0 - 3.0	2.7	2.0 - 3.0
Dolores	33.0 - 34.0	25.9	33.0 - 34.0
Shahuindo	37.0 - 38.0	15.8	57.0 - 58.0
La Arena	39.0 - 40.0	26.9	59.0 - 60.0
Timmins	38.0 - 39.0	19.2	38.0 - 39.0
Sustaining Capital Sub-total	200.0 - 210.0	112.5	240.0 - 250.0
La Colorada Skarn projects	68.0 - 81.0	26.0	50.0 - 55.0
Timmins projects	12.0 - 14.0	1.3	5.0
Other	n/a	0.3	n/a
Project Capital Sub-total	80.0 - 95.0	27.5	55.0 - 60.0
Total Capital	280.0 - 305.0	140.0	295.0 - 310.0
Management was anticipating to enter into construction loan agreements for a portion of our capital investments at La Arena and Shahuindo. This would have spread out the cash outflows required for the construction of leach pads, waste dumps, and other infrastructure over the lives of those assets, rather than having the outlay of cash at the time of construction. Due to delays in obtaining the necessary documentation to secure the financing arrangements for these projects, Management has determined it necessary to fund these projects directly rather than through construction loans, which has increased the expected cash outflows in 2022, and decreased future expected cash outflows. As such, Management has increased guidance for sustaining capital in 2022 to between $240.0 million and $250.0 million. Further, Management has decreased its outlook for project capital in 2022 to between $55.0 million and $60.0 million based on expected delays in spending at both the La Colorada Skarn and Timmins projects. The decrease in capital for the La Colorada Skarn project is due to delaying the design and initiation of the access ramp developments to optimize alignments with the highly efficient bulk mining method

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
designs being considered. The revisions bring the total capital expenditures anticipated for the year to between $295.0 million and $310.0 million.
PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q2 2022 compared with Q2 2021, and H1 2022 compared to H1 2021.

Project Development Capital	Three months ended June 30,		Six months ended June 30,
(thousands of USD)
	2022	2021	2022	2021
La Colorada projects	17,400	8,101	25,960	12,183
Timmins projects	858	3,689	1,260	4,333
Other projects	149	87	311	312
Total	$18,407	$11,877	$27,531	$16,828
During Q2 2022, the Company invested $18.4 million, largely on exploration and development of the La Colorada Skarn project, including advancing construction of the new concrete-lined ventilation shaft and completion of a refrigeration plant.
OVERVIEW OF Q2 2022 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges.

2022	Quarter Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30
Revenue	$439,888	$340,469
Mine operating earnings	$66,755	$(31,652)
Earnings (loss) for the period attributable to equity holders	$76,517	$(173,982)
Basic (loss) earnings per share	$0.36	$(0.83)
Diluted (loss) earnings per share	$0.36	$(0.83)
Cash flow from operating activities	$68,758	$20,835
Cash dividends paid per share	$0.12	$0.11
Other financial information
Total assets	$3,540,297	$3,323,568
Total long-term financial liabilities(1)	$303,984	$313,267
Total attributable shareholders’ equity	$2,683,201	$2,472,502
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$368,099	$382,132	$460,349	$422,170	$1,632,750
Mine operating earnings	$89,964	$103,048	$98,887	$76,039	$367,938
(Loss) earnings for the period attributable to equity holders	$(7,798)	$70,939	$20,251	$14,036	$97,428
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Cash flow from operating activities	$29,850	$87,143	$157,017	$118,098	$392,108
Cash dividends paid per share	$0.07	$0.07	$0.10	$0.10	$0.34
Other financial information
Total assets					$3,518,584
Total long-term financial liabilities(1)					$297,600
Total attributable shareholders’ equity					$2,631,554
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
(Loss) earnings for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.05	$0.05	$0.05	$0.07	$0.22
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities and deferred revenue.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: Q2 2022 vs. Q2 2021
Net loss of $173.6 million was recorded in Q2 2022 compared to net earnings of $71.2 million in Q2 2021, which corresponds to a basic loss per share of $0.83 and basic earnings of $0.34 per share, respectively.
The following table highlights the differences between the Q2 2021 and Q2 2022 net earnings:

Net earnings, three months ended June 30, 2021		$71,241	Note
Revenue:
Decreased realized metal prices	$(8,542)
Lower quantities of metal sold	(24,388)
Decreased direct selling costs	3,358
Increased negative settlement adjustments	(12,091)
Total decrease in revenue		$(41,663)	(1)
Cost of sales:
Increased production costs and decreased royalty charges	$(87,250)		(2)
Increased depreciation and amortization	(5,787)		(3)
Total increase in cost of sales		$(93,037)
Decreased income tax expense		22,728	(5)
Increased other income		1,946
Decreased general and administrative expense		1,150
Increased impairment charges		(99,064)	(4)
Increased investment loss		(18,298)	(6)
Increased care and maintenance costs		(4,534)
Increased net loss on asset sales, and derivatives		(4,095)
Decreased gains and income from associates		(3,320)
Increased foreign exchange loss		(2,894)
Increased exploration and project development expense		(2,072)
Increased interest and finance expense		(1,720)
Net loss, three months ended June 30, 2022		$(173,632)
1)Revenue for Q2 2022 was $41.7 million lower than in Q2 2021, from decreased quantities of metal sold and lower metal prices. The quarter-over-quarter decrease in quantities of metal sold was driven mainly by gold, zinc and copper sales, with decreases of 5%, 33% and 35%, respectively (see table below). The reduced gold sales resulted from grade-driven production decreases at Dolores and La Arena, as described in the "Operating Performance" section of this MD&A. Base metal sales declined as a result of Morococha being placed on care and maintenance in February 2022.
In addition to the decrease in quantities of metal sold, realized metal prices for silver decreased 18% from Q2 2021, which more than offset higher realized metal prices for all other metals. In addition, Q2 2022 was impacted by concentrate settlement adjustments on open shipments due to the decline in metal prices at the end of the quarter, which led to $9.3 million negative price adjustments on concentrate sales awaiting final settlement.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
Silver	$22.03	$26.88	4,252	4,044
Gold	$1,850	$1,809	119.3	126.2
Zinc	$3,811	$2,935	8.0	11.9
Lead	$2,162	$2,151	4.0	4.3
Copper	$9,731	$9,679	1.1	1.6
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in Q2 2022 were $87.3 million higher than in Q2 2021 as a result of a $88.9 million, or 45%, increase in production costs, marginally offset by a $1.6 million decrease in royalty costs. All operations were affected by Inflationary and Supply Chain Cost Increases, as noted in the "Operating Performance" section. The largest factors that increased quarter-over-quarter production costs, which include this inflationary impact, are described below:
i.$70.0 million from NRV inventory adjustments, which increased costs by $62.8 million in Q2 2022 compared to a $7.2 million decrease to costs in Q2 2021. The increase in NRV inventory adjustments largely reflects the write-down of inventory on the heap as part of the new life of mine plan for Dolores where higher costs shortened the residual leach curve to 2030, as well as the general inflationary pressures and lower prices relative to Q2 2021;
ii.$18.2 million at the Silver Segment mines (exclusive of Morococha and NRV), also reflecting higher quantities sold;
iii.$13.8 million at Shahuindo also due to higher quantities sold; and,
iv.$8.0 million at Dolores (exclusive of NRV), also reflecting higher waste-to-ore ratios in the current section of the mine plan.
These factors increasing production costs were offset by a net $20.6 million decrease in costs at Morococha, as the mine was placed in care and maintenance during Q1 2022.
3)Depreciation and amortization ("D&A") expense was $5.8 million higher than in Q2 2021. The increase was largely from Dolores where depreciation is calculated on a per tonne stacked basis, which increased the depreciation per ounce as a result of decreased grades. The quarter-over-quarter increase in depreciation also reflects higher sales volumes at Shahuindo and accelerated depreciation at Manantial Espejo due to its short remaining mine life. D&A is predominantly recorded on a units-of-production basis.
4)Impairment charge of $99.1 million was recorded on the Dolores mine in Q2 2022 with consideration for the impairment indicators discussed in the Dolores Update in the "Q2 2022 Highlights" section of this MD&A.
The Company estimated the recoverable amount of Dolores using a a fair value less cost to sell methodology based on future after-tax cash flows expected to be derived from Dolores Mine discounted with a 6%

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
weighted average cost of capital. The metal price assumptions used in the Company’s impairment assessments were as follows:

	At June 30, 2022
	2022-2025 Average	2026 and long-term
Gold (per ounce)	$1,802	$1,651
Silver (per ounce)	23.56	21.77
5)Income tax expense in Q2 2022 was $6.9 million compared to $29.6 million in Q2 2021. The $22.7 million reduction in tax expense is primarily due to decreased income before tax of $267.6 million, partially offset by some of these losses being incurred by non-operating entities with no tax benefit. The tax recovery associated with the impairment of assets at Dolores was largely offset by a valuation allowance on the remaining tax attributes of the Dolores mine.
6)Investment loss of $7.7 million in Q2 2022 was an $18.3 million negative change relative to investment income of $10.6 million in Q2 2021, both driven primarily by fair value mark-to-market adjustments on the Company's equity investment in New Pacific Metals Corp.
Statement of Cash Flows: Q2 2022 vs. Q2 2021
Cash flow from operations in Q2 2022 totaled $20.8 million, $66.3 million less than the $87.1 million generated in Q2 2021. The decrease was primarily driven from a $58.9 million decrease in cash mine operating earnings and a $21.4 million increase in income tax cash payments, which offset a $17.5 million decrease in cash used in working capital changes.
Working capital changes in Q2 2022 resulted in a $19.5 million use of cash compared with a $37.0 million use of cash in Q2 2021. The Q2 2022 use of cash was mainly driven by a $26.4 million increase in inventories, largely from the Dolores, Shahuindo and La Arena heap leach operations, which was only partially offset by a decrease in trade receivables and prepaid expenses. The Q2 2021 use of cash was mainly driven by a $38.4 million build-up in inventories, largely the result of in-heap inventory build-ups at the three open pit mines.
Investing activities used $68.4 million in Q2 2022, primarily related to the $71.8 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, which was partially offset by $3.1 million in proceeds from the settlement of the Company's derivatives comprised of commodity and FX hedging contracts. In Q2 2021, investing activities used $45.9 million, primarily from the $63.2 million spent on mineral properties, plant and equipment, which offset $14.0 million in proceeds from the cash consideration on the sale of a package of royalties on third-party properties and the deposits on the Waterloo exploration property sale that completed on July 12, 2021, and $2.6 million in proceeds from the Company's commodity and FX hedging programs.
Financing activities in Q2 2022 used $28.7 million compared to $17.6 million used in Q2 2021. Cash used in Q2 2022 primarily consisted of $25.3 million in dividends and $3.5 million of lease repayments. The net cash used in Q2 2021 consisted primarily of $14.7 million paid as dividends to shareholders and $2.9 million of lease payments. The increase in dividend payments reflects the Company's new dividend policy announced on February 24, 2022, as described in the Annual Information Form published on February 23, 2022.
Adjusted Earnings: Q2 2022 vs Q2 2021
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q2 2022 Financial Statements.
Adjusted Loss in Q2 2022 was $6.5 million, representing basic adjusted loss per share of $0.03, compared to Q2 2021 adjusted earnings of $46.6 million, and basic adjusted earnings per share of $0.22. A reconciliation of

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
adjusted earnings or loss for the three and six months ended June 30, 2022 and 2021, to the net earnings or loss for each period is included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.
The following chart illustrates the key factors leading to the change in adjusted earnings from Q2 2021 to Q2 2022:

Adjusted Earnings (Loss) Reconciliation - Q2 2021 to Q2 2022 ($ millions)
$46.6
$19.3
$(24.4)
$(17.3)
$(25.0)
$(4.5)
$(1.2)
$(6.5)
Q2 2021 adjusted earnings
Decreased taxes
Decreased quantities of metal sold
Decreased metal prices and negative concentrate settlement adjustments
Increased direct operating cost of sales
Increased Care and Maintenance
Other
Q2 2022 adjusted loss

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: H1 2022 vs. H1 2021
Net earnings of $96.8 million were recorded in H1 2022 compared to net earnings of $63.7 million in H1 2021, which corresponds to basic earnings per share of $(0.46) and $0.30, respectively.
The following table highlights the difference between net earnings in H1 2022 compared with H1 2021:

Net earnings, six months ended June 30, 2021		$63,679	Note
Revenue:
Increased realized metal prices	$4,394
Higher quantities of metal sold	28,200
Decreased direct selling costs	5,258
Increased negative settlement adjustments	(7,726)
Total increase in revenue		30,126	(1)
Cost of sales:
Increased production costs and decreased royalty charges	$(172,815)		(2)
Increased depreciation and amortization	(15,220)		(3)
Total increase in cost of sales		(188,035)
Decreased income tax expense		49,265	(5)
Increased gains and income from associates		41,515	(6)
Decreased investment loss		23,561	(7)
Decreased other expense		2,173
Increased impairment charges		(99,064)	(4)
Increased care and maintenance costs		(6,936)
Increased foreign exchange loss		(3,539)
Increased interest and finance expense		(3,074)
Increased exploration and project development expense		(2,391)
Decreased net gain on asset sales, and derivatives		(2,390)
Increased general and administrative expense		(1,691)

Net loss, six months ended June 30, 2022		$(96,801)
1)Revenue in H1 2022 was $30.1 million higher than in H1 2021 as a result of the increase in both quantities of metal sold and realized metal prices. H1 2022 quantities of metal sold were $28.2 million higher than in H1 2021, primarily driven by increased quantities of silver and gold sold, which offset the decrease in quantities of zinc sold. The increase in silver quantities sold is largely attributable to La Colorada where in H1 2021 transportation and shipping delays affected the timing of sales. Higher gold sold reflects the timing of sales due to large inventory build-ups in H1 2021. Lower zinc sold in H1 2022 reflects Morococha being placed on care and maintenance, and lower zinc grades at Huaron and La Colorada due to mine sequencing. Additionally, higher prices for all metals except silver contributed $4.4 million to the increase in revenue in H1 2022. Gold, zinc, lead and copper prices increased 4%, 33%, 8%, and 7%, respectively, and silver prices decreased 13%, relative to H1 2021.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Six months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Silver	$23.10	$26.66	9,142	7,534
Gold	$1,867	$1,798	267.4	262.2
Zinc	$3,802	$2,849	16.0	23.0
Lead	$2,261	$2,096	8.9	8.2
Copper	$9,753	$9,076	2.8	3.4
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2)Production and royalty costs in H1 2022 were $172.8 million higher than in H1 2021. The increase was the result of a $174.5 million, or 44%, increase in production costs offset marginally by a $1.7 million decrease in royalty costs. The increase in production costs reflects the impact of Inflationary and Supply Chain Cost Increases at all operations. The largest quarter over quarter variances are as follows which include this inflationary impact, in addition to additional drivers identified below:
i.$92.6 million increase in costs from NRV inventory adjustments, which increased costs by $77.2 million in H1 2022 compared to a $15.4 million decrease to costs in H1 2021. Increased NRV inventory adjustment costs are consistent with the drivers affecting the quarter-over-quarter increase in NRV adjustments;
ii.$35.9 million increase in costs from the Silver Segment mines (exclusive of Morococha and NRV), largely reflecting higher quantities sold;
iii.$24.0 million increase in costs at Dolores (exclusive of NRV) and $8.0 million increase at La Arena, reflecting higher waste-to-ore ratios in the current section of the mine plan; and,
iv.$21.0 million increase in costs at Shahuindo and $7.9 million increase at Timmins, reflecting higher quantities sold.
These factors increasing costs were partially offset by a net $16.6 million decrease in costs at Morococha, as the mine was placed in care and maintenance during Q1 2022.
3)D&A expense was $15.2 million higher than H1 2021, primarily from Dolores where depreciation is calculated on a per tonne stacked basis, which increased the depreciation per ounce as a result of decreased grades, higher sales volumes at Shahuindo and accelerated depreciation at Manantial Espejo due to decreasing mine life.
4)Impairment charge of $99.1 million ($114.8 million, net of tax) was recorded on the Dolores mine in Q2 2022, with no such impairments recorded in 2021. The 2022 impairment related to the previously discussed impairment of the Dolores mine assets.
5)Income tax expense of $18.3 million in H1 2022 was $49.3 million lower than the $67.6 million in H1 2021, largely as a result of the $209.7 million decrease in income before tax, which also reduced mining and withholding taxes by $6.2 million. The H1 2022 tax expense was further reduced by the appreciation of the Mexican Peso and Peruvian Sol, which increased the foreign denominated deductible tax attributes in those countries (the largest being mineral property plant and equipment).
6)Gains and income from associates in H1 2022 was $45.0 million compared to gains of $3.5 million in H1 2021. The H1 2022 gains and income resulted from the March 21, 2022 re-designation of the Company's investment in Maverix from an "Investment in Associate" accounted for using the "equity method" (the Company's

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
ownership proportion of Maverix's estimated earnings was recorded into income) to a "long-term financial asset" recorded at fair value beginning on March 31, 2022. The H1 2021 gains were attributable to the Company accounting for Maverix using the equity method.
7)Investment losses were $4.8 million in H1 2022, a $23.6 million positive variance relative to H1 2021 investment losses of $28.4 million. Both periods reflect "mark-to-market" adjustments on the Company's equity investments with H1 2021 investment losses driven largely by the Company's investment in New Pacific Metals Corp. compared to H1 2022 investment losses resulting primarily from the Company's investment in Anacortes Mining Corp.
Statement of Cash Flows: H1 2022 vs. H1 2021
Cash flow from operations in H1 2022 was $89.6 million, $27.4 million less than the $117.0 million generated in H1 2021. The decrease was mostly related to a $50.1 million decrease in cash mine operating earnings, largely from an increase in production costs and an $18.4 million increase in income taxes paid, partially offset by a $49.8 million decrease in cash used in working capital.
Working capital changes in H1 2022 resulted in a $34.6 million use of cash, primarily reflecting a $16.1 million build-up in inventories, an $11.4 million reduction in accounts payables balances, and a $8.6 million increase in trade receivables. The inventory build-up was largely the result of increased inventories contained in leach pads, particularly at La Arena and Shahuindo. H1 2021 working capital changes were a use of cash of $84.4 million, which largely reflected inventory build-ups of $78.4 million, largely the result of in-heap inventory build-ups at the three open pit operations.
Investing activities utilized $119.4 million in H1 2022, primarily related to the $133.3 million spent on mineral properties, plant and equipment at the Company’s mines and projects, which was partially offset by the $7.8 million received from a third-party as partial compensation for the closure and reclamation of the Morococha mine processing facility.
In H1 2021, investing activities utilized $90.4 million, largely from the $111.1 million spent on mineral properties, plant and equipment at the Company’s mines and projects, which was partially offset by $14.8 million in proceeds from the sale of certain non-core exploration properties and deposits on the Waterloo sale.
Financing activities in H1 2022 utilized $57.9 million compared to a $35.6 million use of cash in H1 2021. Financing activities in H1 2022 were primarily related to $50.5 million in dividends to shareholders, and $6.9 million of lease repayments. Financing activities in H1 2021 primarily consisted of $29.4 million paid as dividends to shareholders and $5.8 million of lease repayments.
Adjusted Earnings: H1 2022 vs H1 2021
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q2 2022 Financial Statements.
Adjusted Earnings in H1 2022 were $25.5 million, representing basic adjusted earnings per share of $0.12, which was $58.6 million, or $0.28 per share, lower than revised H1 2021 adjusted earnings of $84.1 million, and basic adjusted earnings per share of $0.40.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from H1 2021 to H1 2022:

Adjusted Earnings Reconciliation - H1 2021 to H1 2022 ($ millions)
$84.1
$28.2
$1.9
$17.4
$(92.7)
$(6.9)
$(3.7)
$(2.8)
$25.5
H1 2021 adjusted earnings
Increased quantities of metal sold
Increased metal prices and positive concentrate settlement adjustments
Decreased taxes
Increased direct operating cost of sales
Increased C&M
Increased Accretion
Other
H1 2022 adjusted earnings

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	June 30, 2022	March 31, 2022	Dec. 31, 2021	Q2 2022 Change	H1 2022 Change
Cash and cash equivalents ("Cash")	$194,829	$271,876	$283,550	$(77,047)	$(88,721)
Short-term Investments	$46,430	$54,410	$51,723	$(7,980)	$(5,293)
Cash and Short-term investments	$241,259	$326,286	$335,273	$(85,027)	$(94,014)
Working Capital	$513,921	$620,663	$613,494	$(106,742)	$(99,573)
Credit Facility committed amount	$500,000	$500,000	$500,000	$—	$—
Credit Facility amounts drawn	$—	$—	$—	$—	$—
Shareholders' equity	$2,472,502	$2,683,201	$2,631,554	$(210,699)	$(159,052)
Total debt (1)	$63,223	$47,046	$45,861	$16,177	$17,362
Capital (1)	$2,294,466	$2,403,961	$2,342,142	$(109,495)	$(47,676)
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Sustainability-Linked Credit Facility, finance lease liabilities and loans payable. Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments decreased by $85.0 million during Q2 2022. The decrease was driven by a $77.0 million decrease in cash and cash equivalents from the previously described investments in MPP&E additions, a build-up in non-cash working capital during the quarter, and dividend payments, which were partially offset by operating cash flows from cash mine operating earnings. Cash mine operating earnings of $105.4 million in Q2 2022 was sufficient to fund corporate overhead, exploration, care and maintenance expenses, and tax payments. Investing and Financing activities were funded from corporate treasury balances.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $513.9 million at June 30, 2022 was $99.6 million lower than working capital of $613.5 million at December 31, 2021. The Company also maintains a long term investment in Maverix that was valued at $112.5 million at June 30, 2022.
As of June 30, 2022, the Company was in compliance with all financial covenants under the $500 million revolving Sustainability-Linked Credit Facility, which was undrawn. The borrowing costs under the Company's Sustainability-Linked Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the Sustainability-Linked Credit Facility are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's Sustainability-Linked Credit Facility matures on August 8, 2025.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 pandemic, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company’s financial position at June 30, 2022, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2022 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(e)(ii) of the 2021 Annual Financial Statements, and in the "Liquidity and Capital Position" section of the Company's annual 2021 Management Discussion and Analysis (the "2021 Annual MD&A"). Since December 31, 2021, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 pandemic.
Outstanding Share Amounts
As at June 30, 2022, the Company had approximately 0.2 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $39.48 and a weighted average life of 3.7 years. Approximately 0.2 million of the stock options were vested and exercisable at June 30, 2022, with an average weighted exercise price of CAD $19.12 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 10, 2022
Common shares	210,525,964
Options	220,287
Total	210,746,251
As part of the acquisition of Tahoe Resources Inc. ("Tahoe") on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15,600,208

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2022, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of June 30, 2022 was $464.0 million (December 31, 2021 - $413.0 million) using inflation rates of between 1% and 7% (December 31, 2021 - between 1% and 5%). The inflated and discounted provision on the statement of financial position as at June 30, 2022 was $250.9 million (December 31, 2021 - $242.9 million), using discount rates between 3% and 11% (December 31, 2021 - between 1% and 9%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2047, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q2 2022 were primarily a result of increased inflation rates, increased discount rates from higher government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q2 2022 and H1 2022 as finance expense was $3.7 million and $7.4 million, respectively (Q2 2021 and H1 2021 - $1.9 million and $3.7 million, respectively). Reclamation expenditures incurred during Q2 2022 and H1 2022 were $0.8 million and $1.8 million, respectively (Q2 2021 and H1 2021 - $1.0 million and $1.8 million, respectively).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 after the Company determined that it no longer held significant influence. There were no other related party transactions for the three and six months ended June 30, 2022 and 2021.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In thousands of USD, except as noted)	Three months ended June 30, 2022	Three months ended June 30, 2021	Three months ended June 30, 2022	Three months ended June 30, 2021
Production costs(1)	$92,805	$86,222	$194,381	$113,207
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	(103)
NRV inventory adjustments	(5,093)	2,890	(57,678)	4,355
On-site direct operating costs	87,712	89,113	136,703	117,459
Royalties	5,036	6,121	4,476	4,993
Smelting, refining and direct selling charges(2)	13,664	17,014	43	48
Cash cost of sales before by-product credits	106,413	112,248	141,221	122,500
Silver segment by-product credits(2)	(62,392)	(69,805)	—	—
Gold segment by-product credits(2)	—	—	(13,393)	(18,846)
Cash Costs	$44,021	$42,443	$127,829	$103,654

NRV inventory adjustments	5,093	(2,890)	57,678	(4,355)
Sustaining capital	13,300	14,010	43,212	39,215
Exploration and project development(3)	—	587	—	980
Reclamation cost accretion(4)	528	504	2,812	1,129
All-in sustaining costs	$62,942	$54,654	$231,530	$140,623

Silver segment silver ounces sold (koz)	3,639	3,340	—	—
Gold segment gold ounces sold (koz)	—	—	113	121
Cash costs per ounce sold	$12.10	$12.71	$1,132	$857
AISC per ounce sold	$17.30	$16.36	$2,051	$1,163
AISC per ounce sold (excluding NRV inventory adjustments)	$15.90	$17.23	$1,540	$1,199

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In thousands of USD, except as noted)	Six months ended June 30, 2022	Six months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Production costs(1)	$190,394	$166,821	$368,764	$225,788
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	(430)
NRV inventory adjustments	(6,446)	1,449	(70,768)	13,940
On-site direct operating costs	183,948	168,270	297,996	239,298
Royalties	9,701	11,901	9,590	9,076
Smelting, refining and direct selling charges(2)	29,934	35,168	78	98
Cash cost of sales before by-product credits	223,583	215,339	307,663	248,472
Silver segment by-product credits(2)	(136,642)	(138,334)	—	—
Gold segment by-product credits(2)	—	—	(30,396)	(36,715)
Cash Costs	$86,941	$77,005	$277,267	$211,756

NRV inventory adjustments	6,446	(1,449)	70,768	(13,940)
Sustaining capital	24,640	24,679	87,828	73,756
Exploration and project development(3)	—	1,153	—	1,983
Reclamation cost accretion(4)	1,178	1,009	5,623	2,258
All-in sustaining costs	$119,205	$102,397	$441,486	$275,814

Silver segment silver ounces sold (koz)	7,835	6,150	—	—
Gold segment gold ounces sold (koz)	—	—	253	249
Cash costs per ounce sold	$11.10	$12.52	$1,097	$851
AISC per ounce sold	$15.21	$16.65	$1,747	$1,109
AISC per ounce sold (excluding NRV inventory adjustments)	$14.39	$16.89	$1,467	$1,165
(1)Silver Segment production costs exclude amounts relating to mine operation severance payments and other accruals at Morococha, which reduced Production Costs by $1.0 million and increased Production Costs by $5.8 million for Q2 2022 and H1 2022, respectively. Gold Segment production costs exclude amounts relating to mine operations severance payments and other accruals at Dolores related to the closure of the underground mine, which increased production costs by $2.1 million in both Q2 2022 and H1 2022.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Exploration and project development expenditures exclude $4.2 million and $7.0 million for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $0.5 million and $1.4 million, respectively) of exploration expenditures related to non-operating properties.
(4)Reclamation cost accretion excludes $0.4 million and $0.6 million for Q2 2022 and H1 2022, respectively, (Q2 2021 and H1 2021: $0.2 million and $0.5 million, respectively) of accretion related to non-operating properties.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2022	2021	2022	2021
Payments for mineral properties, plant and equipment(1)	$71,800	$63,170	$133,253	$111,141
Add/(Subtract)
Lease Payments(1)	3,471	2,853	6,890	5,835
Repayment of loans(2)	1,111	—	1,961	—
Investment (non-sustaining) capital	(19,871)	(12,799)	(29,636)	(18,543)
Sustaining Capital	$56,511	$53,225	$112,467	$98,435
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended June 30, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$21,787	$23,175	$—	$16,116	$31,727	$92,805
NRV inventory adjustments	—	—	—	—	(5,093)	(5,093)
On-site direct operating costs	21,787	23,175	—	16,116	26,634	87,712
Royalties	166	—	—	4,051	819	5,036
Smelting, refining & direct selling costs	3,277	5,614	—	2,674	2,099	13,664
Cash Costs before by-product credits	25,230	28,789	—	22,841	29,552	106,413
Silver segment by-product credits	(12,312)	(25,555)	—	(14,016)	(10,508)	(62,392)
Cash Costs	$12,918	$3,234	$—	$8,825	$19,044	$44,021

NRV inventory adjustments	—	—	—	—	5,093	5,093
Sustaining capital	5,278	3,085	—	3,375	1,562	13,300
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	127	199	—	80	122	528
All-in sustaining costs	$18,323	$6,517	$—	$12,280	$25,821	$62,942

Silver segment silver ounces sold (koz)	1,374	684	—	737	844	3,639

Cash cost per ounce sold	$9.40	$4.73	N/A	$11.97	$22.57	$12.10
AISC per ounce sold	$13.33	$9.53	N/A	$16.66	$30.61	$17.30
AISC per ounce sold (excluding NRV inventory adjustments)	$13.33	$9.53	N/A	$16.66	$24.57	$15.90

SILVER SEGMENT	Three months ended June 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$15,422	$20,780	$19,612	$11,419	$18,990	$86,222
NRV inventory adjustments	—	—	—	—	2,890	2,890
On-site direct operating costs	15,422	20,780	19,612	11,419	21,880	89,113
Royalties	85	25	—	5,359	652	6,121
Smelting, refining & direct selling costs	3,590	4,728	5,738	1,187	1,772	17,014
Cash Costs before by-product credits	19,096	25,533	25,350	17,965	24,304	112,248
Silver segment by-product credits	(15,125)	(22,384)	(19,253)	(4,267)	(8,776)	(69,805)
Cash Costs	$3,971	$3,149	$6,097	$13,698	$15,527	$42,443

NRV inventory adjustments	—	—	—	—	(2,890)	(2,890)
Sustaining capital	6,282	2,550	2,074	833	2,271	14,010
Exploration and project development	551	—	36	—	—	587
Reclamation cost accretion	113	139	75	65	112	504
All-in sustaining costs	$10,916	$5,838	$8,282	$14,597	$15,020	$54,654

Silver segment silver ounces sold (koz)	879	617	537	693	614	3,340

Cash cost per ounce sold	$4.52	$5.11	$11.35	$19.76	$25.30	$12.71
AISC per ounce sold	$12.42	$9.47	$15.42	$21.06	$24.47	$16.36
AISC per ounce sold (excluding NRV inventory adjustments)	$12.42	$9.47	$15.42	$21.06	$29.18	$17.23

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Six months ended June 30, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$45,949	$46,051	$15,325	$25,772	$57,297	$190,394
NRV inventory adjustments	—	—	—	—	(6,446)	(6,446)
On-site direct operating costs	45,949	46,051	15,325	25,772	50,851	183,948
Royalties	467	—	—	7,236	1,999	9,701
Smelting, refining & direct selling costs	6,728	11,562	3,575	3,925	4,143	29,934
Cash Costs before by-product credits	53,144	57,613	18,900	36,933	56,993	223,583
Silver segment by-product credits	(24,455)	(55,211)	(17,005)	(15,378)	(24,593)	(136,642)
Cash Costs	$28,689	$2,402	$1,895	$21,555	$32,400	$86,941

NRV inventory adjustments	—	—	—	—	6,446	6,446
Sustaining capital	9,134	6,234	345	6,277	2,651	24,640
Exploration and project development						—
Reclamation cost accretion	255	398	122	160	243	1,178
All-in sustaining costs	$38,077	$9,033	$2,363	$27,992	$41,740	$119,205

Silver segment silver ounces sold (koz)	2,994	1,404	334	1,393	1,710	7,835

Cash cost per ounce sold	$9.58	$1.71	$5.68	$15.47	$18.95	$11.10
AISC per ounce sold	$12.72	$6.43	$7.08	$20.09	$24.41	$15.21
AISC per ounce sold (excluding NRV inventory adjustments)	$12.72	$6.43	$7.08	$20.09	$20.64	$14.39

SILVER SEGMENT	Six months ended June 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$19,511	$42,511	$37,776	$22,238	$44,785	$166,821
NRV inventory adjustments	—	—	—	—	1,449	1,449
On-site direct operating costs	19,511	42,511	37,776	22,238	46,234	168,270
Royalties	199	—	—	10,449	1,253	11,901
Smelting, refining & direct selling costs	3,797	11,117	10,783	5,777	3,695	35,168
Cash Costs before by-product credits	23,507	53,628	48,558	38,463	51,182	215,339
Silver segment by-product credits	(16,019)	(48,815)	(35,320)	(14,997)	(23,183)	(138,334)
Cash Costs	$7,488	$4,814	$13,238	$23,466	$27,998	$77,005

NRV inventory adjustments	—	—	—	—	(1,449)	(1,449)
Sustaining capital	11,668	4,161	3,810	1,391	3,649	24,679
Exploration and project development	1,090	—	63	—	—	1,153
Reclamation cost accretion	226	279	149	131	224	1,009
All-in sustaining costs	$20,473	$9,254	$17,260	$24,988	$30,422	$102,397

Silver segment silver ounces sold (koz)	1,104	1,325	1,051	1,425	1,244	6,150

Cash cost per ounce sold	$6.78	$3.63	$12.60	$16.47	$22.50	$12.52
AISC per ounce sold	$18.54	$6.98	$16.42	$17.54	$24.45	$16.65
AISC per ounce sold (excluding NRV inventory adjustments)	$18.54	$6.98	$16.42	$17.54	$25.61	$16.89

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended June 30, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$103,070	$32,511	$15,844	$42,956	$194,381
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	—	—
NRV inventory adjustments	(57,678)	—	—	—	(57,678)
On-site direct operating costs	45,393	32,511	15,844	42,956	136,703
Royalties	2,662	—	—	1,814	4,476
Smelting, refining & direct selling costs	8	—	—	35	43
Cash Costs before by-product credits	48,063	32,511	15,844	44,804	141,221
Gold segment by-product credits	(11,711)	(1,417)	(225)	(40)	(13,393)
Cash Costs of Sales	$36,352	$31,094	$15,619	$44,764	$127,829

NRV inventory adjustments	57,678	—	—	—	57,678
Sustaining capital	11,575	8,425	13,943	9,269	43,212
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	1,382	645	741	43	2,812
All-in sustaining costs	$106,986	$40,165	$30,302	$54,076	$231,530

Gold segment gold ounces sold	34,092	30,128	13,911	34,750	112,882

Cash cost per ounce sold	$1,066	$1,032	$1,123	$1,288	$1,132
AISC per ounce sold	$3,138	$1,333	$2,178	$1,556	$2,051
AISC per ounce sold (excluding NRV inventory adjustments)	$1,446	$1,333	$2,178	$1,556	$1,540

GOLD SEGMENT	Three months ended June 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$34,599	$18,739	$17,595	$42,274	$113,207
Purchase Price Allocation Inventory Fair Value Adjustment	—	(103)	—	—	(103)
NRV inventory adjustments	4,355	—	—	—	4,355
On-site direct operating costs	38,954	18,636	17,595	42,274	117,459
Royalties	3,260	—	—	1,734	4,993
Smelting, refining & direct selling costs	12	—	—	36	48
Cash Costs before by-product credits	42,226	18,636	17,595	44,044	122,500
Gold segment by-product credits	(17,184)	(1,353)	(201)	(107)	(18,846)
Cash Costs of Sales	$25,042	$17,282	$17,394	$43,936	$103,654

NRV inventory adjustments	(4,355)	—	—	—	(4,355)
Sustaining capital	8,335	8,750	12,507	9,623	39,215
Exploration and project development	77	—	—	903	980
Reclamation cost accretion	701	263	150	15	1,129
All-in sustaining costs	$29,800	$26,295	$30,051	$54,478	$140,623

Gold segment gold ounces sold	41,613	22,677	24,159	32,500	120,949

Cash cost per ounce sold	$602	$762	$720	$1,352	$857
AISC per ounce sold	$716	$1,160	$1,244	$1,676	$1,163
AISC per ounce sold (excluding NRV inventory adjustments)	$821	$1,160	$1,244	$1,676	$1,199

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Six months ended June 30, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$167,329	$65,556	$44,679	$91,199	$368,764
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	—	—
NRV inventory adjustments	(70,768)	—	—	—	(70,768)
On-site direct operating costs	96,562	65,556	44,679	91,199	297,996
Royalties	5,911	—	—	3,679	9,590
Smelting, refining & direct selling costs	14	—	—	64	78
Cash Costs before by-product credits	102,486	65,556	44,679	94,942	307,663
Gold segment by-product credits	(26,281)	(3,521)	(465)	(129)	(30,396)
Cash Costs of Sales	$76,205	$62,035	$44,215	$94,813	$277,267

NRV inventory adjustments	70,768	—	—	—	70,768
Sustaining capital	25,928	15,806	26,901	19,193	87,828
Exploration and project development					—
Reclamation cost accretion	2,764	1,291	1,482	87	5,623
All-in sustaining costs	$175,665	$79,131	$72,598	$114,092	$441,486

Gold segment gold ounces sold	74,934	63,956	43,604	70,150	252,644

Cash cost per ounce sold	$1,017	$970	$1,014	$1,352	$1,097
AISC per ounce sold	$2,344	$1,237	$1,665	$1,626	$1,747
AISC per ounce sold (excluding NRV inventory adjustments)	$1,400	$1,237	$1,665	$1,626	$1,467

GOLD SEGMENT	Six months ended June 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$60,930	$44,511	$36,658	$83,690	$225,788
Purchase Price Allocation Inventory Fair Value Adjustment	—	(425)	(6)	—	(430)
NRV inventory adjustments	13,940	—	—	—	13,940
On-site direct operating costs	74,869	44,086	36,652	83,690	239,298
Royalties	5,770	—	—	3,306	9,076
Smelting, refining & direct selling costs	25	—	—	73	98
Cash Costs before by-product credits	80,664	44,086	36,652	87,070	248,472
Gold segment by-product credits	(33,013)	(2,968)	(506)	(229)	(36,715)
Cash Costs of Sales	$47,651	$41,118	$36,147	$86,841	$211,756

NRV inventory adjustments	(13,940)	—	—	—	(13,940)
Sustaining capital	17,255	11,431	27,226	17,845	73,756
Exploration and project development	176	—	—	1,807	1,983
Reclamation cost accretion	1,402	526	300	30	2,258
All-in sustaining costs	$52,544	$53,075	$63,672	$106,523	$275,814

Gold segment gold ounces sold	73,090	54,413	55,509	65,700	248,713

Cash cost per ounce sold	$652	$756	$651	$1,322	$851
AISC per ounce sold	$719	$975	$1,147	$1,621	$1,109
AISC per ounce sold (excluding NRV inventory adjustments)	$910	$975	$1,147	$1,621	$1,165

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2022 and 2021, to the net earnings for each period.

	Three months ended June 30,		Six months ended June 30,
(In thousands of USD, except as noted)	2022	2021	2022	2021
Net (loss) earnings for the period	$(173,632)	$71,241	$(96,801)	$63,679
Adjust for:
Impairment charges on mineral properties	99,064	—	99,064	—
Unrealized foreign exchange losses	3,544	1,608	5,872	3,775
Heap inventory net realizable value charge (recovery)	62,909	(3,973)	77,652	(9,687)
Unrealized gains on derivatives	(632)	(536)	(3,015)	(422)
Gains and income from associates	—	(3,320)	(45,033)	(3,518)
Mine operation severance payments	1,133	—	7,989	—
Losses (gains) on sale of mineral properties, plant and equipment	522	(4,146)	699	(4,256)
Investment loss (income)	7,654	(10,644)	4,828	28,389
Effect of taxes on adjusting items	(6,917)	1,575	(14,170)	3,616
Effect of foreign exchange on taxes	(134)	(5,179)	(11,596)	2,483
Total adjustments	$167,143	$(24,615)	$122,290	$20,380
Adjusted (loss) earnings for the period	$(6,489)	$46,626	$25,489	$84,059
Weighted average shares for the period	210,514	210,284	210,489	210,273
Adjusted (loss) earnings per share for the period	$(0.03)	$0.22	$0.12	$0.40
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Cash Mine Operating Earnings
Cash mine operating earnings is a non-GAAP measure calculated as mine operating earnings excluding depreciation and amortization expense and NRV inventory adjustments included in production costs. Cash mine operating earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company excludes these significant non-cash items to arrive at cash mine operating earnings for the purpose of analyzing and explaining periodic cash flow from operations and changes thereto.

Reconciliation of cash mine operating earnings	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2022	2021	2022	2021
Mine operating earnings(1)	$(31,652)	$103,048	$35,103	$193,012
Add/(Subtract)
Depreciation and amortization(1)	74,327	68,540	158,853	143,633
Net realizable value adjustment for inventories(2)	62,770	(7,246)	77,213	(15,389)
Cash mine operating earnings	$105,445	$164,342	$271,169	$321,256
(1)As presented on the consolidated statements of earnings and comprehensive earnings.
(2)As presented in Note 21 to the Company's Q2 2022 Financial Statements.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC, and in the Financial Instruments and related risks section of the 2021 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2021 Annual Financial Statements under Note 8 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended June 30, 2022.
The following provides a description of the risks related to financial instruments and how management manages these risks:

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.
As at June 30, 2022, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (1,800 tonnes); as well as an outstanding forward contract for its exposure to zinc (1,800 tonnes) with settlement dates on those positions between July 2022 and December 2022. The outstanding collars have respective weighted average floor and cap prices per tonne of $3,150 and $4,000. The outstanding forward contract has a fixed price of $4,065. The Company recorded gains of $2.9 million and $1.8 million during the three and six months ended June 30, 2022. The Company did not have any zinc contracts outstanding during the comparable periods in 2021.
As at June 30, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (900 tonnes) with settlement dates on those positions between July 2021 and December 2021, and recorded losses of $0.6 million and $1.2 million during the three and six months ended June 30, 2021, respectively, on these positions. There were no copper positions outstanding during the comparable periods in 2022.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At June 30, 2022, the Company had outstanding positions on its diesel exposure with a notional amount of 1.8 million gallons, with a weighted average fixed price of $1.42 per gallon. The Company recorded gains of $2.0 million and $4.8 million for the three and six months ended June 30, 2022, respectively. (2021 - gains of $3.8 million and $8.0 million for the three and six months ended June 30, 2021, respectively).
Trading Activities and Credit Risk
The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at June 30, 2022, we had receivable balances associated with buyers of our concentrates of $31.4 million (December 31, 2021 - $40.0 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long term agreements with fixed refining terms at seven separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at June 30, 2022, we had approximately $25.6 million (December 31, 2021 - $52.3 million) contained in precious metal inventory at refineries. We maintain insurance coverage against the loss of precious metals at our mine sites and in-transit to refineries. Risk is transferred to the refineries upon delivery.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to our counterparties’ credit risk to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2022, we had made $17.0 million of supplier advances (December 31, 2021 - $11.2 million), which are reflected in Trade and other receivables on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $58.0 million in CAD, $4.9 million in MXN, $4.3 million in PEN, $7.0 million in ARS, $3.2 million in BOB, and $0.2 million in Guatemalan quetzales as at June 30, 2022.
At June 30, 2022, Pan American had outstanding positions on $18.0 million in foreign currency exposure of MXN purchases. The MXN positions had weighted average USD put and call exchange rates of $20.50 and $26.08, respectively, expiring between July 2022 and December 2023. The Company recorded losses of $0.1 million and gains of $0.4 million on MXN derivative contracts for the three and six months ended June 30, 2022, respectively (2021 - gains of $0.8 million and losses of $0.1 million for the three and six months ended June 30, 2021, respectively).
At June 30, 2022, Pan American had outstanding positions on $8.4 million in foreign currency exposure of PEN purchases. The PEN positions had a weighted average USD fixed exchange rate of $4.13, expiring between July 2022 and December 2022. The Company recorded losses of $0.4 million and gains of $1.7 million on PEN derivative contracts for the three and six months ended June 30, 2022, respectively (2021 - losses of $1.3 million and $2.2 million for the three and six months ended June 30, 2021, respectively).
At June 30, 2022, Pan American had outstanding positions on $48.0 million in foreign currency exposure of CAD purchases. The CAD collar positions ($36.0 million of CAD purchases) had weighted average USD put and call exchange rates of $1.26 and 1.32, respectively, expiring between July 2022 and December 2023. The CAD forward contract ($12.0 million of CAD purchases) had a weighted average USD fixed exchange rate of $1.29, expiring between July 2022 and December 2022. The Company recorded losses of $0.6 million and $0.4 million on CAD derivative contracts for the three and six months ended June 30, 2022, respectively (2021 - gains of $0.4 million and $0.9 million for the three and six months ended June 30, 2021, respectively).

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities , including matters relating to employees or former employees, commercial relationships, and claims by local communities, Indigenous stakeholders, and private land owners. Some of these claims or proceedings may seek sizeable monetary damages against us and/or the return of surface or mineral rights or revocation of permits and licenses that are valuable to us and which may impact our operations and profitability if lost. Further information on the nature, assessment and management of such claims are described in this section, the Risks and Uncertainties section of the 2021 Annual MD&A, and in Note 28 to the Company's 2021 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2022.
In early May 2021, the Company’s subsidiary in Guatemala and the Ministry of Energy and Mines of Guatemala were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently, operations at Escobal are suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action seeks injunctive relief to prevent future mining activities at Escobal. While the Company believes the claims are procedurally and substantively flawed and without merit, the outcome of these proceedings cannot be determined at this time.
As reported in our Annual Information Form dated February 23, 2022, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They have also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. We have appealed this dismissal and we will continue to oppose the SEDATU process. During Q2 2022, we learned that in 2017 a number of those same individuals had also made a petition to the Mexican Mines Bureau, a branch of the Secretaria de Economia, requesting the suspension of the exploration and exploitation work on our mining concessions at La Colorada. We are not aware of any legal basis for the petition or any response from the Secretaria de Economia. While we are confident that we hold proper title to the mining concessions and surface rights in question, if we are unable to maintain, or maintain access to, the concessions and surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
In mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. We have disputed the allegations made in these suits, however the outcomes are not determinable at this time.
Legal proceedings are subject to various uncertainties and it is possible that some of the matters in which we are involved may be resolved unfavourably against us and may result in a material adverse effect on our financial position, cash flow and results of operations. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us.

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
COVID-19 and Other Pandemics
Since the outbreak of COVID-19 in late 2019, it has spread into areas where we have operations and where our offices are located. During 2020, Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we reduced throughput at our Timmins operation in Canada in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of any outbreak, new information that may emerge concerning the severity of COVID-19 or its variants, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19 and the efficacy of vaccines and other measures. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2022, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations should the situation worsen, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown and the financial and operating impacts could be significant.
Moreover, the continued presence of, the spread, or increase in the severity of COVID-19 and its variants, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that can impact our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2021 Annual Financial Statements, for the Company’s summary of significant accounting policies.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission).

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
As of December 31, 2021, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO.
Internal control over financial reporting (“ICFR”)
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2021 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2021. Management reviewed the results of management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Changes in ICFR
There has been no change in the Company’s ICFR during the three and six month periods ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated February 23, 2022, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2022, including our estimated production of silver, gold and other metals forecasted and anticipated timing for the same, including expectations with respect to production being weighted to the latter half of 2022 and the timing and amount of any future sales related to inventory build-ups; our estimated Cash Costs and AISC; our estimated capital, exploration, mine operation, general and administrative, and care and maintenance expenditures, as well as the timing and amount of cash flows and cash outflows; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; estimated recoverable amounts of cash generating units; expectations with respect to mineral grades and the impact of any variations relative to actual grades encountered; expectations with respect to the future anticipated impact of COVID-19 on our operations, the lessening or increase in pandemic-related restrictions and protocols, and the anticipated timing for the same; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; the impacts of inflation, disruptions to supply chain, and regional and global economic conditions on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the Sustainability-Linked Credit Facility or otherwise, to sustain our business and operations; the timing and outcome of legal proceedings, including the claims relating to La Cuchilla, the claims in respect of the La Colorada mine and the related processes with the SEDATU and the Mexican Mines Bureau, and the Tahoe-related class action lawsuits, and the impact that any such legal proceedings may have on Pan American; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the timing and success of site infrastructure upgrades at the La Colorada mine; our ability to meet our social, governance, and environmental and climate-related goals and the impacts that any inability to meet such goals might have on Pan American; the ability of and timing for Pan American to successfully complete any capital projects, including with respect to the La Colorada and the Timmins projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the impact of inflation and disruptions to the global, regional and local supply chain; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; the management of COVID-19 in each jurisdiction; the assumptions related to the global supply and availability of COVID-19 vaccines and the effectiveness and results of any vaccines; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; if necessary, continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; our assumptions related to the determination of impairments and our conclusions in respect thereof; our ability to implement environmental, social and governance activities and achieve goals related thereto; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of inflationary factors on local, regional and global economies; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis
For the three and six months ended June 30, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserve and mineral resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies.

PAN AMERICAN SILVER CORP.	49